

September 6, 2022

Craig Finster
Chief Financial Officer
Versus Systems Inc.
1558 West Hastings Street
Vancouver BC V6G 3J4 Canada

   Re: Versus Systems Inc.
     Amendment No. 1 to the Form 20-F for the Year Ended December 31, 2021
     Filed August 23, 2022
     Response Letter filed August 23, 2022
     File No. 001-39885

Dear Mr. Finster:

  We have reviewed your August 23, 2022 response to our comment letter and your amended filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to the Form 20-F filed on August 23, 2022

Item 5. Operating and Financial Review and Prospects
Management's Discussion and Analysis of Financial Condition and Results of Operations
Foreign Exchange, page 4

1. We note your response to prior comment 3, which appears to be inconsistent with your stated accounting policy under Note 4 Change in Functional and Presentation Currency in the 2021 financial statements. Considering the change in your functional currency, tell us how the translation of your equity from Canadian dollars to US dollars "based on the historical exchange rates" and your measurement and presentation of the foreign exchange loss comply with your stated accounting policy and the related guidance in IAS 21. Please revise or advise us.

 You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert

Craig Finster
Versus Systems Inc.
September 6, 2022
Page 2

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our
comment on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology